UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


       For Period Ended:      June 30, 2002
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       [   ] Transition Report on Form 10-K
       [   ] Transition Report on Form 20-F
       [   ] Transition Report on Form 11-K
       [   ] Transition Report on Form 10-Q
       [   ] Transition Report on Form N-SAR
       For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Heritage Financial Holding Corporation
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Full Name of Registrant

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Former Name if Applicable

211 Lee Street, N.E.
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Address of Principal Executive Office (Street and Number)

Decatur, Alabama 35601
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City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [X]   (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   [ ]    (c)     The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Due to a variety of factors involving a comprehensive review of Heritage Bank's loan portfolio by management in conjunction with an ongoing FDIC audit, the Company will be delayed in the filing of its Form 10-Q for the quarter ended June 30, 2002. The Company plans to file its Form 10-Q on or before August 19, 2002.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Thomas E. Hemmings, CPA                    (256)                              301-6601
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         Matthew T. Franklin, Esq.                  (205)                              254-1405
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                  (Name)                         (Area Code)                           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


================================================================================

                     Heritage Financial Holding Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date August 14, 2002                        By /s/ Harold B. Jeffreys
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE 18 U.S. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One singed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed in Form 12b-25 but need not restate information that has been correctly furnished. 5. Electronic Filters. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

5. Electronic Filters. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                  Form 12b-25
                                  (attachment)

Registrant:     Heritage Financial Holding Corporation

Filing Period:  Quarter ended, June 30, 2002


Part IV - Other Information
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(3)  A  comprehensive  review of Heritage Bank's loan portfolio by management in conjunction with a FDIC targeted audit has recently occurred. The FDIC's audit is currently ongoing and any impact on the financial statemnts of the Company is unquantifiable as of the current date.